UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number 001-41976

Solarbank Corporation

(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of SOLARBANK CORPORATION (File No. 333-279027), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 10, 2024	Solarbank Corporation

	By:	/s/ “Sam Sun”
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit

99.1	Business Acquisition Report, dated July 10, 2024

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